Execution Version

UNDERWRITING AGREEMENT

October 28, 2025

Mako Mining Corp.

838 West Hastings St.,

Suite 700

Vancouver, BC V6C 0A6

Attention: Akiba Leisman, Chief Executive Officer and Director

Dear Sirs/Mesdames:

RE:	Bought Deal Listed Issuer Financing Exemption (LIFE) Private Placement Offering of Common Shares

Subject to the terms and conditions hereof, Stifel Nicolaus Canada Inc. ("Stifel Canada"), as sole bookrunner and co-lead underwriter, together with Cantor Fitzgerald Canada Corporation (collectively with Stifel Canada, the "Underwriters", and each individually, an "Underwriter") hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 7.2(a) below, offer and agree to purchase from Mako Mining Corp. (the "Company"), and the Company by its execution of this Agreement agrees to issue and sell to the Underwriters, on a "bought deal" private placement basis, 4,375,000 common shares ("Common Shares") in the capital of the Company (the "Initial Shares") at a price of $8.00 per Initial Share for gross proceeds of $35,000,000.

In addition, the Company hereby also grants to the Underwriters an option (the "Underwriters' Option") exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 656,250 Common Shares (the "Option Shares"), at a price of $8.00 per Option Share, at any time up to 48 hours prior to the Closing Time (as defined herein). The offering of the Initial Shares and the Option Shares is hereinafter collectively referred to as the "Offering" and the Initial Shares and the Option Shares are hereinafter collectively referred to as the "Offered Shares".

The Offered Shares will be offered by way of a private placement (i) in reliance on the "listed issuer financing exemption" (the "Listed Issuer Financing Exemption") under Part 5A.2 of NI 45-106 (as defined herein), as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption, in each of the provinces and territories of Canada, other than Quebec; (ii) in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act (as defined herein) and the Securities Laws (as defined herein) of any state of the United States in the manner specified in this Agreement (as defined herein) and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Company and the Underwriters contained in Schedule "A" hereto and only to Qualified Institutional Buyers (as defined herein) that are also U.S. Accredited Investors (as defined herein); and (iii) in such other jurisdictions outside of Canada and the United States as mutually agreed to by the Company and the Underwriters (the "Selling Jurisdictions"), in each case in accordance with all applicable laws and provided it is understood that no prospectus filing, registration statement or comparable obligation arises in such other jurisdictions in accordance with this Agreement.

For the purposes of relying on the Listed Issuer Financing Exemption, the Company has prepared, filed on SEDAR+ (as defined herein) and posted on its website the Offering Document (as defined herein) in respect of the Offered Shares to be issued pursuant to the Listed Issuer Financing Exemption which satisfies the requirements of NI 45-106 and has filed the Prescribed News Release (as defined herein) announcing the Offering.

The Underwriters may arrange for Substituted Purchasers (as defined herein) for the Offered Shares in the Selling Jurisdictions on a private placement basis pursuant to exemptions from the prospectus and registration requirements of all applicable Securities Laws. Each Substituted Purchaser shall purchase the Offered Shares at $8.00 per Offered Share, and to the extent that Substituted Purchasers purchase Offered Shares, the obligation of the Underwriters to do so will be reduced by the number of Offered Shares purchased by the Substituted Purchasers from the Company.

The Underwriters and the Company acknowledge that the Company also will offer and sell up to 1,875,000 Common Shares on a non-brokered private placement basis directly to private investment funds managed by the Company's controlling shareholder, Wexford Capital LP ("Wexford"), in connection with the exercise of an anti-dilution right held by Wexford (the "Concurrent Private Placement"). The Underwriters undertake no obligation to the Company or to the purchasers under the Concurrent Private Placement. The Company acknowledges and agrees that purchasers under the Concurrent Private Placement do not and will not have any recourse to or any rights against the Underwriters, and the Underwriters do not and will not have any liability whatsoever to purchasers under or in connection with the Concurrent Private Placement. No Underwriting Fee (as defined herein) will be paid to the Underwriters in connection with the Concurrent Private Placement.

The following are the terms and conditions of the agreement between the Company and the Underwriters:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement (including the preamble), the following terms shall have the following meanings:

(a) "affiliate", "associate", "distribution", "misrepresentation", "material fact", and "material change" have the respective meanings ascribed thereto in the Securities Act (Ontario) in effect on the date hereof;

(b) "Aggregate Subscription Price" means the aggregate subscription proceeds from the sale and issue of the Offered Shares;

(c) "Agreement" means this underwriting agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

(d) "Anti-Money Laundering Laws" has the meaning ascribed to such term in Section 4.1(oo);

(e) "Business" means the current business of the Company and its Subsidiaries, consisting of the acquisition, exploration, development, operation and exploitation of mineral properties and the production and sale of minerals and mineral products;

(f) "Business Assets" means all material tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Company and the Subsidiaries in connection with the Business;

(g) "Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto, Ontario or the City of Vancouver, British Columbia, are not open for business;

(h) "Canadian Securities Laws" means, collectively, all applicable securities laws of each of the applicable Selling Jurisdictions in Canada and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the applicable Selling Jurisdictions in Canada, including the rules and policies of the TSX-V;

(i) "CDS" means CDS Clearing and Depositary Services Inc., or its nominee;

(j) "Closing" means the completion of the purchase and sale of the Offered Shares as contemplated by this Agreement and the Investor Questionnaires;

(k) "Closing Date" means the day on which the Closing shall occur, being on or about October 28, 2025 or such other date as Stifel Canada, on behalf of the Underwriters, and the Company may determine;

(l) "Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and Stifel Canada, on behalf of the Underwriters, may determine;

(m) "Common Shares" has the meaning ascribed to such term on the face page of this Agreement;

(n) "Company" has the meaning ascribed to such term on the face page of this Agreement;

(o) "Concurrent Private Placement" has the meaning ascribed to such term on the face page of this Agreement;

(p) "Eagle Mountain Gold Project" means the mineral property and related assets located in west-central Guyana, as described in the Eagle Mountain Gold Project Technical Report;

(q) "Eagle Mountain Gold Project Technical Report" means the report entitled "Preliminary Economic Assessment for the Eagle Mountain Gold Project, Guyana", authored by Nigel Fung, Leon McGarry, Antoine Berton (Soutex), Kayvan Samadani, Rolf Schmitt, with an effective date of January 16, 2024;

(r) "Engagement Letter" means the engagement letter agreement dated October 15, 2025 between the Company and Stifel Canada in respect of the Offering;

(s) "Environmental Laws" has the meaning ascribed to such term in Section 4.1(ff);

(t) "Financial Statements" means the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2025;

(u) "Governmental Authority" means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any stock exchange, securities regulatory authority, central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances;

(v) "Governmental Licenses" has the meaning ascribed to such term in Section 4.1(p);

(w) "GST/HST" means the goods and services tax/harmonized sales tax provided for under the Excise Tax Act (Canada);

(x) "Hazardous Materials" has the meaning ascribed to such term in Section 4.1(u);

(y) "including" means including without limitation;

(z) "Initial Shares" has the meaning ascribed to such term on the face page of this Agreement;

(aa) "Investor Questionnaire" means the form of questionnaire agreed to by the Company and Stifel Canada, on behalf of the Underwriters, pursuant to which Purchasers agree to subscribe for and purchase Offered Shares pursuant to the Offering and which includes the information on and the deemed representations of the Substituted Purchasers relying on the Listed Issuer Financing Exemption and shall include, for greater certainty, all schedules thereto;

(bb) "law" means any and all applicable laws, including all federal, provincial, state and local statutes, codes, ordinances, decrees, rules, regulations and municipal by- laws and all judicial, arbitral, administrative, ministerial, or regulatory judgments, orders, directives, decisions, rulings or awards of any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court, all having the force of law, binding on or affecting the Person referred to in the context in which the term is used;

(cc) "Leased Premises" has the meaning ascribed to such term in Section 4.1(s);

(dd) "Liens" means any encumbrance or title defect or whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right of claim or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

(ee) "Listed Issuer Financing Exemption" has the meaning ascribed to such term on the face page of this Agreement;

(ff) "Lock-Up Agreements" has the meaning ascribed to such term in Section 4.2(a)(xi);

(gg) "Material Adverse Effect" or "Material Adverse Change" means any effect, change, event or occurrence that, alone or in conjunction with any other effect, change, event or occurrence (i) is or is reasonably likely to be materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), cash flows, income or business operations of the Company and its Subsidiaries, taken as a whole;

(hh) "Material Properties" means (i) the Eagle Mountain Gold Project and (ii) the San Albino Property;

(ii) "Mining Claims" has the meaning ascribed to that term in Section 4.1(t);

(jj) "Moss Mine" means the mineral property and related assets located in Mohave County, Arizona, as described in the Public Disclosure Documents;

(kk) "MH LLC" means Mt. Hamilton LLC;

(ll) "Mt. Hamilton Acquisition" means the proposed acquisition by the Company, whether directly or through one or more Subsidiaries, of all or a portion of the rights, title and interests comprising the Mt. Hamilton Gold-Silver Project, pursuant to the Mt. Hamilton Term Sheet, and any definitive agreement or other instrument entered into in connection therewith, as the same may be amended, supplemented or replaced from time to time;

(mm) "Mt. Hamilton Gold-Silver Project" means the Mt. Hamilton Gold-Silver Project located in the historic Mt. Hamilton mining district of central Nevada White Pine County, Nevada, USA;

(nn) "Mt. Hamilton Mining Claims" has the meaning ascribed to that term in Section 4.1(z);

(oo) "Mt. Hamilton Term Sheet" means the binding term sheet entered into between the Company and Sailfish Royalty Corp. on September 29, 2025 for the Company to acquire MH LLC, being the direct owner of the Mt. Hamilton Gold-Silver Project located in White Pine County, Nevada, USA;

(pp) "NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

(qq) "NI 45-102" means National Instrument 45-102 - Resale of Securities;

(rr) "NI 45-106" means National Instrument 45-106 - Prospectus and Registration Exemptions;

(ss) "NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

(tt) "NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

(uu) "NI 52-110" means National Instrument 52-110 - Audit Committees;

(vv) "notice" has the meaning ascribed to such term in Section 7.7;

(ww) "Offered Shares" has the meaning ascribed to such term on the face page of this Agreement;

(xx) "Offering" has the meaning ascribed to such term on the face page of this Agreement;

(yy) "Offering Document" means the listed issuer financing document of the Company dated October 16, 2025, prepared by the Company in compliance with the requirements of the Listed Issuer Financing Exemption, including those of Form 45-106F19 Listed Issuer Financing Document;

(zz) "Option Shares" has the meaning ascribed to such term on the face page of this Agreement;

(aaa) "OTCQX" means the OTCQX Best Market operated by the OTC Markets Group;

(bbb) "Person" includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

(ccc) "Prescribed News Release" means the news release issued by the Company announcing the Offering on October 16, 2025;

(ddd) "Public Disclosure Documents" means, collectively, all of the documents which have been filed on SEDAR+ by or on behalf of the Company with the relevant Securities Regulators in Canada pursuant to the requirements of applicable Canadian Securities Laws;

(eee) "Purchasers" mean, collectively, those Persons who are purchasing the Offered Shares as contemplated herein, including Substituted Purchasers and/or the Underwriters;

(fff) "Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act that is also a U.S. Accredited Investor;

(ggg) "Regulation D" means Regulation D promulgated under the U.S. Securities Act;

(hhh) "Regulation S" means Regulation S promulgated under the U.S. Securities Act;

(iii) "Restricted Period" has the meaning ascribed to such term in Section 4.2(a)(xi);

(jjj) "San Albino Property" means the mineral property and related assets located in the Republic of Nicaragua as described in the San Albino Technical Report;

(kkk) "San Albino Technical Report" means the report entitled "Amended Technical Report and Estimate of Mineral Resources for the San Albino Project Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua Revision 13 Report RSI(RNO)-M0206-24002", authored by Steven Ristorcelli, John Rust, Peter Ronning, Thomas Dyer, Matthew Gray and Brian Ray, with an effective date of October 11, 2023;

(lll) "Securities Laws" means, as applicable, the securities laws in each of the Selling Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators in each of the Selling Jurisdictions, and all rules and policies of the TSX-V;

(mmm) "Securities Regulators" means, collectively, the securities commissions, regulators or other securities regulatory authorities in the Selling Jurisdictions;

(nnn) "SEDAR+" means the System for Electronic Document Analysis and Retrieval+ of the Canadian Securities Administrators available electronically at www.sedarplus.ca;

(ooo) "Selling Group" has the meaning ascribed to such term in Section 2.2(c);

(ppp) "Selling Jurisdictions" has the meaning ascribed to such term on the face page of this Agreement;

(qqq) "Standard Listing Conditions" means the customary post-closing conditions imposed by the TSX-V in similar circumstances to the Offering;

(rrr) "Stifel Canada" has the meaning ascribed to such term on the face page of this Agreement;

(sss) "Subsidiaries" means collectively, (i) Goldsource Mines Inc.; (ii) Eagle Mountain Gold Corp; (iii) Stronghold Guyana Inc.; (iv) Gold Belt, S.A.; (v) Nicoz Resources, S.A.; (vi) Mako US Corp.; (vii) EG Acquisition LLC; and (viii) Golden Vertex Corp;

(ttt) "Substituted Purchasers" has the meaning ascribed to such term in Section 2.1(a);

(uuu) "Tax Act" means the Income Tax Act (Canada), as amended from time to time including every specific proposal to amend the Tax Act that is publicly announced by the Minister of Finance (Canada), and which is to have effect, prior to the date hereof;

(vvv) "Transfer Agent" means Computershare Trust Company of Canada, in its capacity as transfer agent and registrar of the Common Shares, at its office in the City of Vancouver, British Columbia;

(www) "TSX-V" means the TSX Venture Exchange;

(xxx) "Underwriter" or "Underwriters" has the meaning ascribed to such term on the face page of this Agreement;

(yyy) "Underwriters' Option" has the meaning ascribed to such term on the face page of this Agreement;

(zzz) "Underwriters' Personnel" has the meaning ascribed to such term in Section 7.3(a);

(aaaa) "Underwriting Fee" has the meaning ascribed to such term in Section 2.2(a);

(bbbb) "United States" and "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(cccc) "U.S. Accredited Investor" means an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(dddd) "U.S. Affiliate" means the U.S. registered broker-dealer affiliate of an Underwriter, or a U.S. registered broker-dealer acting on behalf of an Underwriter;

(eeee) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(ffff) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(gggg) "Wexford" has the meaning ascribed to such term on the face page of this Agreement; and

(hhhh) "Wexford Investor Rights Agreement" means the Investor Rights Agreement between Wexford and the Company dated November 9, 2018.

1.2 Knowledge

In this Agreement a reference to "knowledge" of the Company means to the actual knowledge of the senior officers of the Company, in all cases after reasonable inquiry.

ARTICLE 2

TERMS AND CONDITIONS

2.1 Offering

(a) The Underwriters agree to act and the Company appoints the Underwriters as the Company's exclusive underwriters, and subject to the conditions contained in Section 5.2 being satisfied and subject to the rights of the Underwriters contained in Article 6, the Underwriters agree to purchase from the Company, and the Company agrees to issue and sell to the Underwriters the Initial Shares (and if and to the extent that the Underwriters' Option is exercised, the Option Shares) at a price of $8.00 per Offered Share for aggregate gross proceeds to the Company of $35,000,000 (or $40,250,000, if the Underwriters' Option is exercised in full).

(b) The Company understands that although this offer to purchase the Offered Shares is being made by the Underwriters as purchaser, the Underwriters have the right to arrange for substituted purchasers ("Substituted Purchasers") for the Offered Shares in the Selling Jurisdictions on a private placement basis in compliance with Securities Laws:

(i) in the provinces and territories of Canada, except Quebec, pursuant to the Listed Issuer Financing Exemption;

(ii) in the United States, on a private placement basis to Qualified Institutional Buyers pursuant to Rule 144A under the U.S. Securities Act; and

(iii) in such other jurisdictions as may be agreed upon between the Company and the Underwriters, provided that (i) no prospectus, offering memorandum, registration statement or similar document is required to be delivered or filed in such jurisdiction, (ii) no registration or similar requirement would apply with respect to the Company in connection with the Offering in such other jurisdictions, and (iii) the Company does not thereafter become subject to ongoing continuous disclosure obligations in such other jurisdictions;

and to the extent that Substituted Purchasers purchase Offered Shares, the obligation of the Underwriters to do so will be reduced by the number of Offered Shares purchased by the Substituted Purchasers from the Company.

(c) The Company undertakes to file, or cause to be filed, all forms, undertakings, and other documents required to be filed by the Company, and to pay all filing fees in connection with the issue and sale of the Offered Shares, so that the distribution of such securities in the Selling Jurisdictions may lawfully occur without the necessity of filing a prospectus, registration statement, or offering memorandum (other than the Offering Document) in the Selling Jurisdictions. The Underwriters undertake to use commercially reasonable efforts to cause the Purchasers to complete any forms required by Securities Laws.

(d) The Company and the Underwriters acknowledge that if any Substituted Purchaser is a Person in the United States, the Company and the Underwriters shall agree to such additional reasonable terms and conditions as may be required to ensure that each sale shall be exempt from the registration requirements of the U.S. Securities Act.

(e) The Company and the Underwriters acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act or applicable securities laws of any state of the United States and the Underwriters, acting through their U.S. Affiliates, may:

(i) offer and resell the Offered Shares they have acquired pursuant to this Agreement in the United States to Qualified Institutional Buyers in reliance upon Rule 144A under the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States; and

(ii) offer and sell the Offered Shares outside the United States only in accordance with Regulation S.

The Underwriters acknowledge that such offers and sales will be made in accordance with the broker-dealer requirements of the U.S. Exchange Act and state securities laws. Each of the Company and the Underwriters (on their own behalf and on behalf of their U.S. Affiliates) agree that the representations, warranties and covenants contained in Schedule "A" to this Agreement are incorporated by reference in and shall form part of this Agreement with respect to offers and sales of Offered Shares in the United States.

(f) Neither the Company nor the Underwriters shall (a) provide to prospective Purchasers any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Canadian Securities Laws (other than the Offering Document); or (b) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Shares, including but not limited to, by causing the sale of the Offered Shares to be advertised in any newspaper, magazine, printed public media or similar medium of general and regular paid circulation or broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting in connection with the offer and sale of the Offered Shares whose attendees have been invited by general solicitation or general advertising.

2.2 Underwriters' Compensation

(a) In consideration for the performance of its obligations hereunder, the Company shall pay to Stifel Canada, on behalf of the Underwriters, a cash commission equal to 6.0% of the gross proceeds of the Offering (the "Underwriting Fee").

(b) The obligation of the Company to pay the Underwriting Fee shall arise at the Closing Time. The Underwriting Fee shall be earned by the Underwriters upon the Closing. For greater certainty, the services provided by the Underwriters under this agreement will not be subject to GST/HST and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that the Canada Revenue Agency determines that GST/HST is exigible on the Underwriting Fee, the Company shall pay any GST/HST applicable in respect of the Underwriting Fee.

(c) The Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, as their agents to assist in the Offering in the Selling Jurisdictions (such dealers collectively, the "Selling Group"). The Underwriters may determine the remuneration payable by the Underwriters to the members of the Selling Group, provided that such remuneration shall not in any way increase the aggregate Underwriting Fee payable to the Underwriters under this Agreement, and shall only be paid as permitted by and in compliance with Securities Laws.

ARTICLE 3

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

3.1 Representations and Warranties of the Underwriters.

(a) Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company and acknowledges that the Company is relying upon such representations and warranties in entering into the transactions contemplated by this Agreement, that:

(i) it has been duly created and is validly existing under the laws of its jurisdiction of incorporation, continuation, amalgamation or organization, and has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement;

(ii) this Agreement has been duly authorized, executed and delivered by the Underwriters, and is a legal, valid and binding obligation of, and is enforceable against, the Underwriters in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity, contribution, and waiver of contribution may be limited by applicable laws);

(iii) the Underwriters, their U.S. Affiliates, and each member of the Selling Group is duly registered and in good standing under applicable Securities Laws, is duly registered or licensed as investment dealer or exempt market dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Underwriters will act only through members of the Selling Group who are so registered or licensed;

(iv) the Company is not a "related issuer" or "connected issuer" (as such terms are defined in National Instrument 33-105 - Underwriting Conflicts) of any of the Underwriters;

(v) it has not made any representation or warranty with respect to the Offered Shares other than as set forth in this Agreement, the Offering Document or the Investor Questionnaires; and

(vi) the Underwriters, each member of the Selling Group and their respective affiliates and representatives did not engage in any solicitation prior to the issuance and filing of the Prescribed News Release, the filing of the Offering Document on SEDAR+ and the posting of the Offering Document on the Company's website, including without limiting the foregoing, not having engaged in or authorized any form of general solicitation or general advertising in connection with or in respect of the Offered Shares in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise, or having conducted any seminar or meeting concerning the offer or sale of the Offered Shares whose attendees were invited by any general solicitation or general advertising.

3.2 Covenants of the Underwriters.

(a) Each Underwriter hereby severally, and not jointly, nor jointly and severally covenants to the Company and acknowledges that the Company is relying on such covenants, that it shall (and shall use commercially reasonable efforts to cause the Selling Group to):

(i) offer the Offered Shares on a private placement basis in accordance with the terms and conditions of this Agreement and in compliance with Securities Laws and other laws applicable to the Underwriters (or a U.S. Affiliate of the Underwriters) or the Selling Group;

(ii) not solicit, offer, sell, trade, distribute or otherwise do any act in furtherance of a trade of the Offered Shares in such manner as to require registration of the Offered Shares or the filing of a prospectus, registration statement or any similar document (other than the Offering Document) under the laws of any jurisdiction or to subject the Company to any continuous disclosure or other similar reporting requirements under the laws of any jurisdiction to which it is not currently subject;

(iii) other than the Offering Document, not deliver to any prospective Purchaser any document or material which constitutes an offering memorandum as defined under applicable Securities Laws and other applicable securities laws of other jurisdictions;

(iv) not directly or indirectly solicit offers to purchase or sell the Offered Shares in any jurisdiction other than the Selling Jurisdictions;

(v) not make any representation or warranty with respect to the Offered Shares other than as set forth in this Agreement, the Offering Document or the Investor Questionnaires;

(vi) not engage in or authorize, directly or indirectly, any form of general advertising or general solicitation in connection with the Offering, including in: (i) printed media of general and regular circulation or any similar medium; (ii) radio; (iii) television; or (iv) electronic media, nor shall it conduct any seminar or meeting in connection with the offer and sale of the Offered Shares whose attendees have been invited by any form of general solicitation or general advertising;

(vii) obtain from each Purchaser a completed and executed Investor Questionnaire and deliver copies of such agreements to the Company at least one (1) Business Day prior to the date scheduled for Closing, together with all documentation contemplated by the Investor Questionnaire or as may be necessary under Securities Laws in connection with the distribution of the Offered Shares, in form acceptable to the Company and Stifel Canada, each acting reasonably; and

(viii) provide to the Company all necessary information in respect of the Underwriters, the Purchasers and the Selling Group to allow the Company to file, with the Securities Regulators, reports of the sale of the Offered Shares pursuant to the Offering in accordance with applicable Securities Laws within ten (10) days of the Closing.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

4.1 Representations and Warranties of the Company.

The Company represents and warrants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in purchasing the Offered Shares, that:

(a) Good Standing of the Company. The Company has been continued and is validly existing under the laws of the Province of British Columbia and has all requisite corporate power and authority to carry on its business, and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this Agreement including executing and delivering this Agreement; and the Company is duly qualified or authorized to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business;

(b) Subsidiaries. The Company does not have any subsidiaries other than the Subsidiaries, and each Subsidiary is duly created and is validly existing under the laws of its jurisdiction of incorporation, continuation, amalgamation or organization, and is properly registered under the laws of the jurisdictions in which its business is carried on;

(c) Share Capital. As of the date hereof, the authorized and issued capital of the Company consists of an unlimited number of Common Shares. As of the close of business on the Business Day immediately preceding the date hereof, 80,102,756 Common Shares, 1,744,334 options to acquire an equal number of Common Shares, 1,092,619 restricted share units exercisable for an equal number of Common Shares, and 370,040 deferred share units exercisable for an equal number of Common Shares, are issued and outstanding, and there are no other securities of the Company issued and outstanding;

(d) Listed Securities. The Common Shares are listed and posted for trading on the TSX-V and are quoted on the OTCQX, and the Company has not taken any action which would be reasonably expected to result in the delisting, suspension or cessation of trading or quotation of such securities on or from the TSX-V or the OTCQX, except in connection with the Company's application process to list its Common Shares on Nasdaq;

(e) Authorization. At the Closing Time, the Offered Shares will have been duly authorized for sale and issuance pursuant to this Agreement, and when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares. All corporate action required to be taken by the Company for the authorization, issuance, sale and delivery of the Offered Shares has been validly taken at the date hereof;

(f) Bankruptcy and Insolvency. None of the Company or any of the Subsidiaries has committed an act of bankruptcy, is insolvent, has proposed a compromise or arrangement to its creditors generally, had a petition or a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken any proceedings to have itself declared bankrupt or wound-up or to have a receiver appointed for any of its property, had any Person holding any Lien or receiver take possession of any of the property thereof, or had any execution or distress become enforceable or become levied upon any of its property or assets;

(g) Dissolution or Liquidation. No proceedings have been taken, instituted or, to the knowledge of the Company, are pending for or relating to the dissolution or liquidation of the Company or any of the Subsidiaries;

(h) Books and Records. All of the Company's material transactions have been recorded or filed in its books or records and its minute books or records contain all records of the material meetings and material proceedings (or certified copies thereof) of its directors, shareholders, and committees of directors, if any, relating to any such transactions or other matters that may be material to the Company and are complete in all material respects other than those which are not material in the context of the Company; the minute books and records of the Company made available to counsel for the Underwriters in connection with its due diligence investigation of the Company are all of the minute books and/or material records of the Company;

(i) Absence of Rights. Except as disclosed in the Public Disclosure Documents or as disclosed to the Underwriters, including pursuant to the Wexford Investor Rights Agreement which provides certain anti-dilution rights in connection with the Offering (which rights have been duly waived by the holder of such rights in respect of the Offering), the Offering is not subject to any pre-emptive right or other contractual right or obligation to purchase securities granted by the Company or to which the Company is subject, and there is no other right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Common Shares or any other agreement or option, for the issue or allotment of any unissued Common Shares or any other security convertible into or exchangeable for any such Common Shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding Common Shares, except for those convertible securities listed in Section 4.1(c);

(j) Financial Statements. The Financial Statements and the notes thereto: (i) have been prepared in conformity with International Financial Reporting Standards; (ii) contain no misrepresentation and present fairly, in all material respects, the financial position of the Company, on a consolidated basis, as at the dates thereof, and the results of operations and cash flows of the Company, on a consolidated basis, for the periods then ended; and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, on a consolidated basis. Except as disclosed in the Financial Statements, there has been no change in accounting policies or practices of the Company since June 30, 2025. The officer's certificates filed by the Company in connection with the Financial Statements in accordance with NI 52-109 are in the form required by NI 52-109;

(k) Independent Auditors. The auditors who reported on and audited the Financial Statements that are audited are independent with respect to the Company within the meaning of the Canadian Institute of Chartered Accountants Handbook and, there has never been a "reportable event" (within the meaning of NI 51-102) with respect to the present auditor or any former auditor of the Company;

(l) Audit Committee. The audit committee of the Company is comprised and operates in accordance with the requirements of NI 52-110;

(m) Dividends. Since June 30, 2025, the Company has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its Common Shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or agreed to do so or otherwise effected any return of capital with respect to such Common Shares, except in connection with the Company's current normal course issuer bid;

(n) Liabilities. The Company and the Subsidiaries do not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein or in the Public Disclosure Documents, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; and (ii) which would not reasonably be expected to have a Material Adverse Effect;

(o) No Default. None of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder or the sale or issuance of the Offered Shares:

(i) require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange, securities regulatory authority or other third party, except: (A) such as have been or will be obtained by the Closing Date; or (B) such as may be required under the applicable by laws, policies, regulations and prescribed forms of the TSX- V;

(ii) will conflict with or result in any breach of (A) any of the constating documents of the Company, or (B) any securities laws pursuant to the Securities Act (Ontario) and the published rules and regulations and forms prescribed thereunder together with all applicable policy statements, multilateral instruments or national instruments, published blanket orders and rulings issued or adopted by any Securities Regulators to which the Company is subject; or

(iii) give rise to any Lien or claim in or with respect to the properties or assets now owned by the Company or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

(p) Possession of Licenses and Permits. Each of the Company and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable law, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business, as applicable. All material permits, certificates, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to carry on the business currently carried on, or contemplated to be carried on, by it, are in place, or with respect to Governmental Licenses to conduct future activities, will be in place at the time such activities are commenced. There has been no breach of the material terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect. No notice of proceedings relating to the revocation or material modification of any such Governmental Licenses has been issued or is contemplated;

(q) Title to Business Assets. The Company and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens (except for Liens granted in the ordinary course to finance the purchase of personal property and Liens as described in the Public Disclosure Documents, or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such Business Assets by the Company and the Subsidiaries), and no other rights or Business Assets are necessary for the conduct of the Business as currently conducted. The Company knows of no claim or basis for any claim with respect to the use, transfer, lease, license, operation, sale or other exploitation of such Business Assets that could reasonably be expected to have a Material Adverse Effect on the rights of the Company or the Subsidiaries and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets, save and except as disclosed in the Public Disclosure Documents;

(r) Title to Real Property. At the Closing Time, all of the leases, subleases and agreements with respect to real property (other than Mining Claims) material to the business of the Company and the Subsidiaries, considered on a consolidated basis, and under which the Company and the Subsidiaries have an interest in properties described in the Public Disclosure Documents, are in full force and effect, and, except as otherwise disclosed in the Public Disclosure Documents, neither the Company or the Subsidiaries have received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or the Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or the Subsidiaries to the continued possession of the property under any such lease, sublease or agreement;

(s) Leased Premises. With respect to each premises of the Company which is material to the Company and which the Company occupies as tenant (the "Leased Premises"), the Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company occupies the Leased Premises is in good standing and in full force and effect;

(t) Mining and Exploration Claims. All interests in mining, exploration and prospecting claims, authorizations, concessions, patents, exploitation or extraction or similar rights relating to the Material Properties and the Moss Mine (collectively, "Mining Claims") of the Company that are held by the Company or the Subsidiaries are in good standing, are valid and enforceable, are free and clear of any of all material mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands, other than those described in the Public Disclosure Documents or as disclosed in writing to the Underwriters. Other than as disclosed in the Public Disclosure Documents, (i) no other property rights are necessary for the conduct of the Company's or the Subsidiaries' business as currently carried on as of the date hereof; (ii) the Company and each Subsidiary do not know of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights or its exploration of the Material Properties and the Moss Mine in a material way; (iii) there are no material restrictions on the ability of the Company or the Subsidiaries' to use, transfer or otherwise exploit such property rights except as imposed by applicable law or as disclosed in writing to the Underwriters, and (iv) the Company and each Subsidiary do not have any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof except as disclosed in writing to the Underwriters;

(u) Title to Properties. The Company or the Subsidiaries, as applicable, hold, directly or indirectly, either freehold title, mining leases, mining concessions or licences or participating interests or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which the Company or any Subsidiary has an interest as described in the Public Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or a Subsidiary, as applicable, to explore for, develop, mine, operate and produce minerals relating thereto to the extent described in the Public Disclosure Documents. All property, concessions, leases, claims or licences in respect of the Material Properties and have been validly located and recorded in accordance with all applicable laws and are valid and subsisting. The Company or a Subsidiary has all necessary surface rights, access rights and other necessary rights and interests relating to the Material Properties and the Moss Mine granting the Company or the Subsidiary, as applicable, the right and ability to explore for, develop, mine, operate and produce minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Company or a Subsidiary, as applicable, in the manner currently contemplated, with only such exceptions as do not materially interfere with the use made by the Company or a Subsidiary, as applicable, of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing;

(v) Property Agreements. Any and all of the agreements and other documents and instruments related to the Material Properties and the Moss Mine, pursuant to which the Company or a Subsidiary holds, directly or indirectly, the property and assets thereof (including any interest in, or right to earn an interest in, any property), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof. The Company and each Subsidiary are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated. All agreements and other documents and instruments related to the Material Properties and the Moss Mine, pursuant to which the Company or a Subsidiary holds, directly or indirectly, the property and assets thereof (including any interest in, or right to earn an interest in, any property), are in good standing and there has been no material default under any such agreement and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid;

(w) Material Properties. The Material Properties are the only properties which are material to the Company for the purposes of NI 43-101. The legal opinions delivered pursuant to subsections 5.2(i) hereof provide an opinion on all of the mineral claims and mining concessions that comprise the Material Properties and the comfort letter delivered pursuant to subsection 5.2(j) hereof provides comfort on all of the mineral claims and mining concessions that comprise the Moss Mine towards which the net proceeds of the Offering will be used as outlined in the Offering Document;

(x) Expropriation Matters. Neither the Material Properties, the Moss Mine nor any mining rights held by the Company or the Subsidiaries, has been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given commenced or threatened or is pending, nor do the Company or the Subsidiaries have any knowledge of the intent or proposal to give any such notice or commence any such proceeding. There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company or the Subsidiaries have received notice against the mining claims or the mining rights of the Company or the Subsidiaries or any part thereof;

(y) Mineral Project Information. The information set forth in the Public Disclosure Documents relating to the Company's mineral projects has been reviewed and verified by "Qualified Persons" as required by NI 43-101, and in all cases, such information has been prepared in accordance in all material respects with NI 43- 101, and there have been no material changes to the scientific or technical information concerning the Material Properties since the date of the technical reports filed by the Company pursuant to NI 43-101 that would require a new technical report in respect of any of the Material Properties to be filed by the Company under NI 43-101;

(z) MH LLC Acquisition. Subject to and conditional upon receiving all requisite shareholder and regulatory approvals, and satisfying all closing conditions to completion of the proposed transactions, based on its due diligence to-date, the Company is not aware of any facts or circumstances that cause it to believe that the Mt. Hamilton Acquisition will not be completed, substantially in accordance with the terms and conditions to be set out in the definitive documentation to be entered into by the Company in connection with the proposed transaction, substantively as outlined in the Mt. Hamilton Term Sheet, and a true copy of the Mt. Hamilton Term Sheet has been provided to the Underwriters. Upon completion of the Mt. Hamilton Acquisition pursuant to the terms to be set out in definitive agreement(s) to be entered into, the Company expects to own 100% of the issued and outstanding membership interests of MH LLC;

(aa) Mining and Exploration Claims of Mt. Hamilton Property. To the knowledge of the Company, based on its due diligence to-date, all interests in mining, exploration and prospecting claims, authorizations, concessions, patents, exploitation or extraction or similar rights, as applicable, relating to the Mt. Hamilton Property (collectively, "Mt. Hamilton Mining Claims") held by MH LLC are in good standing, are valid and enforceable in all material respects;

(bb) Title to Mt. Hamilton Property. To the knowledge of the Company, based on its due diligence to-date, upon and subject to completion of the Mt. Hamilton Acquisition, the Company expects to hold, directly or indirectly, interests in the Mt. Hamilton Mining Claims under valid and enforceable title documents or other recognized and enforceable agreements or instruments. The Company has no current reason to believe that, upon and subject to completion of the Mt. Hamilton Acquisition, the Mt. Hamilton Mining Claims will not be in good standing under applicable laws, or that the Company will not have the surface and access rights customarily necessary to carry out its currently contemplated activities, except to the extent that any such deficiency would not have a Material Adverse Effect;

(cc) Indigenous Matters. Neither the Company nor the Subsidiaries (i) are parties to any arrangement or understanding with an indigenous band, community or group in relation to the environment or development of communities in the vicinity of the Material Properties or the Moss Mine; (ii) are or have been engaged or involved in any disputes, discussions or negotiations with any indigenous band, community or group; and (iii) have received notice of any material claim, either from an indigenous band, community or group or any Governmental Authority, indicating that either the Company, the Subsidiaries, the Material Properties, the Moss Mine or any part thereof or any predecessors in title to the Material Properties or the Moss Mine has in any way infringed upon or has an adverse effect on any indigenous rights or interests;

(dd) Indigenous Claims. There are no material claims or actions with respect to indigenous rights currently threatened or pending in respect of, the Material Properties or the Moss Mine. The Company and the Subsidiaries are not aware of any material land entitlement claims or indigenous land claims having been asserted or any legal actions relating to indigenous or community issues having been instituted in respect of, the Material Properties or the Moss Mine, and no material dispute in respect of, the Material Properties or the Moss Mine, with any local or indigenous communities exists or is threatened or imminent in respect of the Material Properties or the Moss Mine, or any activities on either such property;

(ee) Community Relations. The Company and the Subsidiaries maintain, and the Company and the Subsidiaries reasonably expect to maintain, good relationships with the communities and persons affected by or located on the Material Properties and the Moss Mine, in all material respects, and there are no complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering with, delaying or impairing the ability to explore, develop, exploit or otherwise operate the Material Properties or the Moss Mine, and neither the Company nor the Subsidiaries anticipate any issues or liabilities to arise on the Material Properties or the Moss Mine, in respect of any artisanal mining activity that, respectively, has adversely affected, or would adversely affect, their ability to explore, develop, exploit or otherwise operate the Material Properties or the Moss Mine;

(ff) Environmental Laws. (i) The Company and the Subsidiaries are not in material violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"); (ii) the Company and the Subsidiaries have all material permits, authorizations and approvals required under any applicable Environmental Laws to conduct their business as currently conducted and are in material compliance with their requirements under such Environmental Laws; (iii) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, orders, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company and the Subsidiaries which if determined adversely, would reasonably be expected to have a Material Adverse Effect; and (iv) the Company and the Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or non-compliance with Environmental Laws which would reasonably be expected to have a Material Adverse Effect;

(gg) Reporting Issuer. The Company is a reporting issuer in each of the provinces of British Columbia, Alberta, Manitoba and Ontario and is not in default of any of its obligations under applicable Securities Laws of such provinces in any material respect;

(hh) Compliance. The Company is, and will at the Closing Time be, in compliance in all material respects with the by-laws, rules and regulations of the TSX-V and no material change relating to the Company has occurred within the past twelve (12) months that has not been generally disclosed and that in relation thereto the requisite material change report has not been filed under applicable Securities Laws and no such disclosure has been made on a confidential basis that at the date hereof remains confidential;

(ii) No Material Adverse Effect. Since June 30, 2025, (i) there has been no change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets liabilities of the Company or the Subsidiaries, whether or not arising in the ordinary course of business, which would reasonably be expected to give rise to a Material Adverse Effect;

(jj) No Material Transactions. Since June 30, 2025, other than as set out in the Mt. Hamilton Term Sheet, there have been no transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries, and the Company and the Subsidiaries have not approved or entered into any other agreement in respect of: (A) the purchase of any property material to the Company or the Subsidiaries or assets or any interest therein or the sale, transfer or other disposition of any property material to the Company or the Subsidiaries or assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares or otherwise; or (B) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company, or any of the Subsidiaries or otherwise) of the Company or the Subsidiaries;

(kk) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or the Subsidiaries, which has not been disclosed to the Underwriters or their counsel, or which if determined adversely, would reasonably be expected to have a Material Adverse Effect, or which, if determined adversely, would reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder;

(ll) Outstanding Judgments. There is no outstanding judgment, order, decree, arbitral award or decision of any court, tribunal or government agency against the Company or the Subsidiaries, which, either separately or in the aggregate, may result in a Material Adverse Effect;

(mm) No Cease Trade Orders. No order ceasing or suspending trading in securities of the Company or prohibiting the sale of securities by the Company has been issued by an exchange or Securities Regulator, and no proceedings for this purpose have been instituted, or are, to the Company's knowledge, pending, contemplated or threatened;

(nn) Unlawful Payment. None of the Company or, to the knowledge of the Company any of its employees or agents has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(oo) Anti-Money Laundering. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Anti-Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator or non-Governmental Authority involving the Company and the Subsidiaries with respect to the Anti-Money Laundering Laws is, to the best knowledge of the Company, pending or threatened;

(pp) Brokerage Fees. Other than the Underwriters (or any members of the Selling Group), there is no Person, acting or, to the knowledge of the Company, purporting to act at the request of the Company, who is entitled to any brokerage or finder's fees in connection with the Offering contemplated herein;

(qq) Authorization of Agreement. At the Closing Time, this Agreement will have been duly authorized, executed and delivered by the Company and will be a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity, contribution, and waiver of contribution may be limited by applicable laws);

(rr) Disclosure. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including the filing of all documents required to be filed by it under applicable Canadian Securities Laws, and the Public Disclosure Documents, were as of the date of such documents, true and correct in all material respects, contained no misrepresentation and no material change or material fact or facts were omitted therefrom which would make such information misleading in light of the circumstances in which it was made, as at the date thereof;

(ss) Material Contracts. All of the current material contracts and agreements of the Company and the Subsidiaries not made in the ordinary course of business have been disclosed in the Public Disclosure Documents and filed with the appropriate Canadian Securities Regulators as required by applicable Canadian Securities Laws;

(tt) Filings. All material filings and fees required to be made and paid, respectively, by the Company pursuant to the Business Corporations Act (British Columbia) have been made and paid and such filings were true and accurate in all material respects as at the respective dates thereof;

(uu) Interest of Insiders. Except as disclosed in the Public Disclosure Documents, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing Persons has had any material interest, direct or indirect, in any material transaction within the previous two (2) years or has any material interest in any proposed material transaction involving the Company which, as the case may be, materially affected, is material to or will materially affect the Company on a consolidated basis;

(vv) Voting Agreements. The Company is not party to any agreement, and to the knowledge of the Company, there is no agreement, which in any manner affects the voting control of any of the securities of the Company;

(ww) Shareholder Agreements. Other than the Wexford Investor Rights Agreement, neither the Company or the Subsidiaries nor, to the Company's knowledge, any of their shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company;

(xx) Interest in Revenues. Except as disclosed in the Public Disclosure Documents, no officer, director, employee or any other person not dealing at arm's length with the Company or the Subsidiaries, any associate or affiliate of such Person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other encumbrances or claims of any nature whatsoever which are based on the revenues of the Company or the Subsidiaries, except for claims in the ordinary and normal course of the business of the Company or the Subsidiaries such as for accrued vacation pay or other amounts or matters which would not be material to the Company or the Subsidiaries;

(yy) Employees. All material employment agreements, severance agreements and change of control agreements and all employee plans, currently in place or proposed, have been disclosed in the Public Disclosure Documents or to the Underwriters or their counsel. The Company and the Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages and there has not been in the last two (2) years and there is not currently any material labour disruption or conflict involving the Company. The Company and the Subsidiaries are not party to a collective bargaining agreement. To the Company's knowledge, there are no union organizing efforts being made at the Company and the Subsidiaries;

(zz) Interest in Other Companies. The Company does not, directly or indirectly, beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company, other than the Subsidiaries;

(aaa) Indebtedness. Except as disclosed in the Public Disclosure Documents, the Company and the Subsidiaries are not a party to any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or any agreement, contract or commitment to create, assume or issue any debt instrument;

(bbb) Taxes. All tax returns, declarations, remittances and filings of the Company and the Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be), and are substantially true, complete and correct in all material respects except as disclosed in writing to the Underwriters or where the failure to make such return, declaration, remittance or filing would not reasonably be expected to result in a Material Adverse Effect in respect of the Company and the Subsidiaries taken as a whole. All taxes due and payable by the Company and the Subsidiaries have been paid or accrued in the Financial Statements, except as any extension may have been requested or granted and in any case in which the failure to pay or accrue such taxes would not result in a Material Adverse Effect. To the knowledge of the Company, no examination of any tax return of the Company and the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company, in any case, except where such examinations, issues or disputes would not reasonably be expected to result in a Material Adverse Effect in respect of the Company and the Subsidiaries taken as a whole;

(ccc) Transfer Agent. The Transfer Agent has been duly appointed as the transfer agent and registrar for the Common Shares;

(ddd) Insurance. The Company and the Subsidiaries maintain insurance against losses of, or damage to, their assets by all insurable hazards or risks as are customarily insured against by companies operating or owning similar properties and conducting a business similar to the business of the Company and the Subsidiaries, and the Company and the Subsidiaries are not in default or breach in any material respect with respect to any of the provisions contained in any of their insurance policies nor has the Company and the Subsidiaries failed to give any notice or present any material claim under any of their insurance policies in a due and timely fashion. All insurance policies maintained by the Company and the Subsidiaries are in good standing in all respects as of the date hereof;

(eee) Intellectual Property. The Company owns or has the right to use under license, sub-license or otherwise all material intellectual property used by the Company in its business, including copyrights, industrial designs, trade-marks, trade secrets, know-how and proprietary rights, free and clear of any and all encumbrances;

(fff) Directors and Officers. None of the directors or officers of the Company are now, or have within the past 10 years been subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(ggg) Proposed Legislation. To the knowledge of the Company, there is no legislation, or proposed legislation (published by a legislative body), which the Company anticipates will have a Material Adverse Effect;

(hhh) Due Diligence Matters. The Company has, and to the Company's knowledge, the directors and officers of the Company have, answered every question or inquiry of the Underwriters and their counsel in connection with the Underwriters' due diligence investigations fully and truthfully;

(iii) Full Disclosure. All information which has been prepared by the Company relating to the Company and its Subsidiaries, any of its business, properties and liabilities, and either publicly disclosed or provided to the Underwriters including all financial, marketing, sales and operational information provided to the Underwriters and all Public Disclosure Documents is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading;

(jjj) Listed Issuer Financing Exemption.

(i) during the 12 months prior to the date of the Prescribed News Release, the Company has not raised any capital using the Listed Issuer Financing Exemption and is not otherwise raising funds under the Listed Issuer Financing Exemption other than under the Offering;

(ii) all information and statements contained in the Offering Document are true and correct, in all material respects. The Offering Document, together with any document filed under Canadian Securities Laws on or after October 16, 2024, contains disclosure of all material facts about the securities being distributed in the Offering and does not contain a misrepresentation. The Offering Document complies in all material respects with the requirements of Canadian Securities Laws;

(iii) the Company is and has been a reporting issuer in at least one jurisdiction of Canada for the 12 months immediately prior to the date of the Prescribed News Release;

(iv) the Company's operations have not ceased or its principal asset is not cash or cash equivalents, or its exchange listing;

(v) the Company has filed all periodic and timely continuous disclosure documents that it is required to have filed by each of the following: (i) Canadian Securities Laws; (ii) an order issued by a Securities Regulator in Canada; and (iii) an undertaking to a Securities Regulator in Canada;

(vi) the total dollar amount of the Offering, combined with the dollar amount of all other distributions made by the Company under the Listed Issuer Financing Exemption during the 12 months immediately before the date of the Prescribed News Release, will not exceed the greater of the following: (i) $25,000,000; or (ii) 20% of the aggregate market value of the Company listed securities on the date of the Prescribed News Release, calculated in accordance with NI 45-106, to a maximum total dollar amount of $50,000,000;

(vii) the Offering, combined with all other distributions made by the Company under the Listed Issuer Financing Exemption during the 12 months immediately before the date of the Prescribed News Release, will not result in an increase of more than 50% of the number of the Company's issued and outstanding listed equity securities, as of the date that is 12 months before the date of the Prescribed News Release; and

(viii) the Company reasonably expects that, on completion of the Offering, the Company will have sufficient available funds to meet its business objectives and all liquidity requirements for a period of 12 months.

4.2 Covenants of the Company.

(a) The Company hereby covenants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Shares, that:

(i) the Company shall use commercially reasonable efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the provinces of British Columbia, Alberta, Manitoba and Ontario for a period of two years following the Closing Date; provided that this covenant is subject to the obligations of the directors to comply with their fiduciary duties to the Company and shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash, or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSX-V;

(ii) the Company shall use commercially reasonable efforts to maintain the listing of the Common Shares on the TSX-V to the date which is two (2) years following the Closing Date; provided that this covenant shall not prevent the Company from transferring its listing to the Nasdaq or Toronto Stock Exchange or completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash, or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSX-V;

(iii) up until the Closing Time, the Company shall provide the Underwriters and their legal counsel with timely access to all information that they may reasonably request to permit them to conduct all due diligence investigations of the Company and its business operations, properties, assets, affairs and financial condition. In particular, the Company will make available to the Underwriters and their legal counsel, on a timely basis, all material corporate and operating records, contracts, technical and financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of the Company and its business operations, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate in one or more due diligence sessions to be held prior to the Closing Time;

(iv) the Company shall duly execute and deliver any material documents in connection with the Offering at the Closing Time, and comply with and satisfy all terms, conditions and covenants herein or therein contained to be complied with or satisfied by the Company;

(v) the Company shall, as soon as practicable, use its commercially reasonable efforts to obtain all necessary consents to the transactions contemplated herein;

(vi) the Company shall ensure that the Offered Shares, upon issuance in accordance with this Agreement, shall be duly issued as fully paid and non- assessable Common Shares, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement;

(vii) the Company shall have taken all steps as are necessary to cause the Offered Shares to be listed and posted for trading on the TSX-V, subject to the satisfaction of by the Company of the Standard Listing Conditions within the applicable time frame pursuant to the rules and policies of the TSX-V;

(viii) the Company shall use commercially reasonable efforts to fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 5.2 (unless waived by Stifel Canada, on behalf of the Underwriters);

(ix) the Company shall execute and file with the Securities Regulators and the TSX-V all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws and the policies of the TSX-V in the time required by the applicable Securities Laws and the policies of the TSX-V, including, for greater certainty, Form 45-106F1 Report of Exempt Distribution of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to the closing conditions set forth in Section 5.2 hereof, as are required to be filed by the Company;

(x) the Company shall provide the Underwriters with a reasonable opportunity to review and provide comments on a draft of any proposed announcement or press release relating to the Offering. In addition, if required by applicable Securities Laws, any press release announcing or otherwise referring to the Offering shall include an appropriate notation on each page substantially as follows: "this news release is intended for distribution in Canada only and is not for distribution to United States newswire services or dissemination in the United States." All press releases announcing the Offering will also be tailored to qualify for the safe harbour provided for in Rule 135e under the U.S. Securities Act, and include substantially the following statement:

"This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available."

(xi) the Company shall not, without the prior written consent of Stifel Canada, such consent not to be unreasonably withheld or delayed, directly or indirectly issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any additional Common Shares or any securities convertible or exchangeable into Common Shares until the date that is 60 days from the Closing Date ("Restricted Period"), other than pursuant to: (i) this Offering; (ii) the Concurrent Private Placement; (iii) the grant or exercise of stock options, restricted share units, deferred share units and other similar issuances pursuant to the Company's omnibus incentive plan (provided that in the case of new grants, the exercise price of such stock options or compensation arrangement will be no less than $8.00 per Common Share); (iv) the issuance of Common Shares upon the exercise of convertible securities, warrants, options, or any other commitment or agreement outstanding prior to the date of the Engagement Letter; and (v) any bona fide property acquisition or mergers and acquisitions transactions. The Company further acknowledges and agrees that it will use its commercially reasonable efforts to cause its directors and executive officers to enter into and deliver, concurrently on the Closing Date, a written agreement (the "Lock-Up Agreements") pursuant to which each such Person will agree not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company during the Restricted Period, other than with the prior consent of Stifel Canada, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, subject to such exceptions as are set out in the Lock-Up Agreements; and

(xii) the Company shall cooperate with the Underwriters in marketing the Offering, including, to the extent reasonable, by making its senior officers available to meet with prospective investors identified by the Underwriters.

ARTICLE 5

CLOSING

5.1 Closing Deliveries.

The purchase and sale of the Offered Shares shall be completed at the Closing Time through the electronic exchange of documents. At or prior to the Closing Time, the Company shall deliver to Stifel Canada, certificates or the electronic registration by book-entry of evidence of ownership (as may be agreed upon by Stifel Canada and the Company) representing the Offered Shares and such further documentation as may be contemplated herein, including the requisite legal opinions and certificates as contemplated in Section 5.2, against payment of the Aggregate Subscription Price in lawful money of Canada by certified cheque or wire transfer payable to the Company or as otherwise directed by the Company. The Company will, at the Closing Time, (i) make payment in full of the Underwriting Fee and the reasonable out-of-pocket costs and expenses of the Underwriters, including fees and disbursements of counsel to the Underwriters as specified in Section 7.4 herein.

5.2 Closing Conditions.

The Underwriters' obligation to purchase the Offered Shares at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions, which conditions may be waived in writing in whole or in part by the Underwriters:

(a) Compliance with Agreement. The Company will have complied in all material respects with all obligations and covenants and satisfied all terms and conditions contained in this Agreement on its part to be complied with or satisfied at or prior to the Closing Time.

(b) Requisite Approvals. The Underwriters shall have received at the Closing Time, evidence that any requisite approvals (including any applicable shareholder approvals from the Company's shareholders), consents and acceptances of the appropriate regulatory authorities and the TSX-V, required to be made or obtained by the Company in order to complete the Offering, have been made or obtained.

(c) Board Approval. The board of directors of the Company shall have authorized and approved the execution and delivery of this Agreement, the allotment, issuance and delivery of the Offered Shares, and all matters relating thereto.

(d) Corporate Officer's Certificate. The Underwriters shall have received officers' certificates, in form and substance satisfactory to the Underwriters' counsel acting reasonably, dated the Closing Date, signed by the Company's Chief Executive Officer and Chief Financial Officer, or other officers of the Company acceptable to the Underwriters (in each case, without personal liability), addressed to the Underwriters and their counsel, with respect to the constating documents of the Company, all resolutions of the Company's board of directors relating to this Agreement and the transactions contemplated hereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency.

(e) Offering Officer's Certificates. the Underwriters shall have received a certificate dated the Closing Date and signed by each of the Chief Executive Officer and the Chief Financial Officer of the Company or other officers of the Company acceptable to the Underwriters, certifying for and on behalf of the Company (and without personal liability), after having made due inquiry that:

(i) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Offered Shares) has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, contemplated or threatened by any Governmental Authority;

(ii) there has been no Material Adverse Change (actual or proposed, whether financial or otherwise) since June 30, 2025 to the date of this Agreement and no transaction has been entered into by the Company which constitutes a material change, except as disclosed in the Public Disclosure Documents;

(iii) no default or event exists and is then continuing under this Agreement and no event exists that, but for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition after that event, would constitute a default or event of default under this Agreement;

(iv) the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time (other than any conditions which have been waived by the Underwriters in writing);

(v) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects as of the Closing Time (except where a representation or warranty is made as of a specified date, in which case it was true and correct as of such date) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(vi) the Offering Document, together with any document filed under Canadian Securities Laws on or after October 16, 2025, contains disclosure of all material facts about the securities being distributed in the Offering and does not contain a misrepresentation.

(f) Canadian Legal Opinions. The Underwriters shall have received at the Closing Time a favourable legal opinion of Cassels Brock & Blackwell LLP (who may rely, to the extent appropriate in the circumstances, or arrange for separate opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Offered Shares for sale to the public in Canada and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and each such counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Company), addressed to the Underwriters and the Purchasers and dated the Closing Date, in form and substance satisfactory to Underwriters' Counsel, acting reasonably, and based and relying on and subject to customary assumptions and qualifications, with respect to the following matters:

(i) as to the existence of the Company under the laws of British Columbia;

(ii) as to the authorized and issued capital of the Company;

(iii) that the Company has the requisite corporate power and authority to carry on business as currently conducted, to own and lease properties and assets, to carry out its obligations under this Agreement and to issue the Offered Shares;

(iv) that none of the execution and delivery of this Agreement or the Investor Questionnaires or the performance by the Company of its obligations hereunder and thereunder, will conflict with or result in any breach of: (A) the Constating Documents, (B) the Business Corporations Act (British Columbia) or (C) Canadian Securities Laws;

(v) that all necessary action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, including the issuance and delivery of the Offered Shares, and this Agreement has been duly authorized and executed and delivered by the Company, and constitutes or will constitute a valid and legally binding obligation of the Company enforceable against it in accordance with its terms;

(vi) the Offered Shares have been duly and validly issued as fully-paid and non- assessable Common Shares in the capital of the Company;

(vii) the Transfer Agent has been duly appointed as the transfer agent and registrar for the Common Shares;

(viii) the issuance, sale and delivery of the Offered Shares by the Company to the Purchasers in accordance with the terms and conditions of this Agreement have been effected in such a manner as to be exempt from the prospectus requirements of applicable Canadian Securities Laws and that no documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations of any securities regulatory authority are required to be obtained by the Company under applicable Canadian Securities Laws to permit the distribution of the Offered Shares by the Company to the Purchasers; however, where required by Securities Law, the Company will be required to file certain post-closing filings with the applicable Securities Regulators;

(ix) the first trade by the Purchasers of the Offered Shares is exempt from or is not subject to, the prospectus requirements of applicable Canadian Securities Laws in the Canadian Selling Jurisdictions and no filing, proceeding or approval will need to be made, taken or obtained under such laws in connection with any such trade or resale, provided that the conditions of NI 45-102 are satisfied, as applicable;

(x) the Company is and has been a "reporting issuer", or its equivalent, in each of the Canadian Selling Jurisdictions where the Offered Shares are issued and sold, and the Company is not listed as in default of any requirement of the Securities Laws of those provinces; and

(xi) the TSX-V has conditionally accepted the Offering (including the listing and posting for trading on the Exchange of the Offered Shares).

(g) Subsidiary Opinions. The Underwriters shall have a received legal opinion addressed to the Underwriters and Underwriters' Counsel, in form and substance satisfactory to the Underwriters, acting reasonably, in respect of each Subsidiary dated as of the Closing Date from local counsel with respect to the following matters, and all such opinions may be subject to customary assumptions, reliances and qualifications:

(i) the formation, existence and good standing of each Subsidiary under the laws of its jurisdiction of incorporation;

(ii) the authorized capital of each Subsidiary and the ownership thereof; and

(iii) that each Subsidiary has all necessary corporate power under the laws of their jurisdiction of incorporation to carry on business as presently carried on and own and lease their properties and assets.

(h) U.S. Legal Opinions. If any Offered Shares are offered and sold in the United States pursuant to Schedule "A" attached hereto, the Underwriters shall have received a favourable legal opinion with respect to U.S. securities matters, in form and substance satisfactory to the Underwriters' counsel acting reasonably, dated the Closing Date, from Spencer Fane LLP, U.S. counsel to the Company, such opinion to be subject to customary qualifications and assumptions, to the effect that no registration of the Offered Shares offered and sold in the United States will be required under the U.S. Securities Act in connection with such offer and sale, provided that the offer and sale of the Offered Shares in the United States is made in accordance with this Agreement, including Schedule "A" hereto, it being understood that such counsel expresses no opinion as to any subsequent reoffer or resale of the Offered Shares.

(i) Title Opinions. The Underwriters shall have received a favourable title opinion, in form and substance satisfactory to the Underwriters' counsel acting reasonably, dated as of the Closing Date as to title matters in respect of the Material Properties.

(j) Moss Mine Comfort Letter. The Underwriters shall have received, as of the Closing Date, a letter confirming title to the Moss Mine, in form and substance satisfactory to the Underwriters' counsel acting reasonably, and an undertaking by the Company to deliver a title opinion, in form and substance satisfactory to the Underwriters' counsel acting reasonably, within 30 days following the Closing Date.

(k) Listing Approval. The Offering shall have been conditionally approved by the TSX- V, subject only to the Company satisfying the Standard Listing Conditions within the applicable time frame pursuant to the rules and policies of the TSX-V; and the Company shall not have received any notice from the TSX-V that the Offered Shares shall not be accepted for listing on such exchange.

(l) Delivery of Shares. The Underwriters shall have received at the Closing Time confirmations of the electronic deposit of the Offered Shares pursuant to the non-certificated issue system maintained by CDS, on behalf of the Purchasers and in accordance with the register maintained by CDS, to the extent required hereunder;

(m) Certificate of Status. The Underwriters shall have received a certificate of status (or equivalent) under applicable law for the Company and each Subsidiary.

(n) Certificate of Transfer Agent. The Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares, issued and outstanding as at a date no more than one Business Day prior to the Closing Date.

(o) No Termination. The Underwriters not having exercised any rights of termination set forth in Article 6.

(p) Operative Documents. This Agreement shall have been executed, endorsed or authenticated, as applicable, and delivered by the parties thereto in form and substance satisfactory to the Underwriters and Underwriters' Counsel, each acting reasonably.

(q) Lock-Up Agreements. The Company will use reasonable efforts to have delivered or caused to be delivered to the Underwriters, the Lock-Up Agreements.

(r) Other Documentation. The Underwriters having received at the Closing Time such further certificates, opinions of counsel and other documentation from the Company as the Underwriters or their counsel may reasonably require.

The Company agrees that the aforesaid legal opinions to be delivered at the Closing Time will also be addressed to the Purchasers and that the Underwriters may deliver copies thereof to such Persons and the Underwriters' counsel.

ARTICLE 6

TERMINATION

6.1 Rights of Termination

(a) The Company shall use its commercially reasonable efforts to cause all conditions in this Agreement which relate to it to be satisfied. It is understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the foregoing terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding any such waiver or extension must be in writing.

(b) Any Underwriter shall be entitled, at such Underwriter's option, to terminate and cancel, without any liability on such Underwriter's part, its obligations (and those of any Substituted Purchasers) under this Agreement to purchase the Offered Shares by giving notice at or at any time prior to Closing Time if:

(i) any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company where wrong-doing is alleged or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX-V or any securities regulatory authority which involves a finding of wrong doing (except for any inquiry, action, suit, proceeding, investigation or order based upon activities of the Underwriters and not upon activities of the Company) which in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect, or involve, the business, operations or affairs of the Company and its subsidiaries taken as a whole; or (ii) any order, action, proceeding, law or regulation is made, enacted or changed which ceases trading in the Company's securities or, in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the Offered Shares;

(ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including without limitation terrorism or accident) or any new or any change in law or regulation which in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole;

(iii) there shall occur, be discovered by the Underwriters or announced by the Company, any material change or a change in any material fact, a new material fact or there should be discovered any previously undisclosed material fact, in the business affairs, financial condition, assets, liabilities (contingent or otherwise), results of operations of the Company and its related entities (taken as a whole), or there shall exist or be discovered any material fact which is, or may be, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Underwriters), which, in the opinion of any of the Underwriters, acting reasonably, has or could be reasonably expected to have a significant adverse effect on the business, affairs, or financial condition of the Company, its Material Properties or the Moss Mine, or on the market price or the value of the Offered Shares; and/or

(iv) the Company is in breach of any material term, condition or covenant of this Agreement that cannot be cured prior to the Closing Date or any representation or warranty given by the Company herein is or becomes false in any material respect and cannot be cured prior to the Closing Date.

(c) The rights of termination contained in the foregoing subsections of this section may be exercised by any Underwriter and are in addition to, and without prejudice to, any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or noncompliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of such Underwriter to the Company or on the part of the Company to the Underwriter except in respect of any liability which may have arisen prior to such termination or may arise after such termination in respect of acts or omissions of the Company prior to such termination or under Section 7.3 and Section 7.4.

ARTICLE 7

GENERAL

7.1 Survival of Representations, Warranties and Covenants

All representations, warranties, and covenants of the Company and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Purchasers of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriters and the Purchasers for a period of two (2) years following the Closing Date.

7.2 Liability of the Underwriters

(a) The obligation of the Underwriters to purchase the Offered Shares at the Closing Time shall be several, and not joint, nor joint and several, and shall be as to the following percentages of the Offered Shares to be purchased at any such time:

Stifel Nicolaus Canada Inc.	60%
Cantor Fitzgerald Canada Corporation	40%
100%

(b) If an Underwriter (a "Refusing Underwriter") shall not complete the purchase of the Offered Shares which such Underwriter has agreed to purchase hereunder (the "Default Shares") for any reason whatsoever at the Closing Time, and (i) if the number of Default Shares does not exceed 10% of the number of Offered Shares to be purchased hereunder on such date, the other non-Refusing Underwriters (the "Continuing Underwriters") shall be obligated to purchase the Default Shares on a pro rata basis according to the number of Offered Shares to have been acquired by the Continuing Underwriters or on such other basis as the Continuing Underwriters may agree; or (ii) if the number of Default Shares exceeds 10% of the number of Offered Shares to be purchased on such date, the Continuing Underwriters shall be entitled, at their option, to purchase all but not less than all of the Default Shares on a pro rata basis according to the number of Offered Shares to have been acquired by the Continuing Underwriters or on such other basis as the Continuing Underwriters may agree. If the Continuing Underwriters do not elect to purchase the Default Shares pursuant this Section 7.2, then the Company shall have the right to either (i) proceed with the sale of the Offered Shares (less the Default Shares) to the Continuing Underwriters; or (ii) terminate its obligations hereunder without liability to the Continuing Underwriters except pursuant to the provisions of Section 7.3 and Section 7.4.

(c) No action taken pursuant to Section 7.2(b) shall relieve any Refusing Underwriter from liability in respect of its default to the Company or to any Continuing Underwriters.

(d) Nothing in this Section 7.2 shall oblige the Company to sell to any or all of the Underwriters less than all of the aggregate amount of the Offered Shares.

7.3 Indemnity and Contribution.

(a) The Company and its Subsidiaries and affiliated companies (for purposes of this Section 7.3, the "Indemnitor") shall indemnify and hold the Underwriters and each of the partners, directors, officers, agents, representatives and employees of the Underwriters (collectively, the "Underwriters' Personnel") harmless from and against any and all expenses, losses (other than loss of profits), fees, claims (including shareholder actions, derivative or otherwise), actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters and/or the Underwriters' Personnel to which the Underwriters and/or the Underwriters' Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriters and/or the Underwriters' Personnel hereunder, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i) the Underwriter or the Underwriters' Personnel have been grossly negligent or have committed any willful misconduct or illegal or fraudulent act in the course of the performance of professional services rendered to the Indemnitor by the Underwriter and/or the Underwriters' Personnel hereunder; and

(ii) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were primarily caused by the gross negligence, willful misconduct or illegal or fraudulent act referred to in Section 7.3(a)(i).

If for any reason (other than the occurrence of any of the events itemized in Section 7.3(a)(i) and Section 7.3(a)(ii) above) the foregoing indemnification is unavailable to the Underwriters or insufficient to hold it harmless, then the Indemnitor shall contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriters on the other hand but also the relative fault of the Indemnitor and the Underwriters, as well as any relevant equitable considerations; provided that the Indemnitor shall, in any event, contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Underwriters hereunder.

(b) The Indemnitor also agrees that no Underwriter or the Underwriters' Personnel will have any liability (either direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting claims on the Indemnitor's behalf or in right for or in connection with the performance of professional services rendered to the Indemnitor by the Underwriters in connection with the matters referred to in this Agreement, except to the extent that any expenses, losses, claims, actions, costs, damages or liabilities incurred by the Indemnitor are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have been primarily caused by the gross negligence or willful misconduct or illegal or fraudulent act of such Underwriter or the Underwriters' Personnel.

(c) The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or the Underwriter and/or the Underwriters' Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters, the Underwriter and/or the Underwriters' Personnel shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Underwriters' Personnel in connection therewith at their per-diem rates) and reasonable out-of-pocket expenses incurred by the Underwriters' Personnel in connection therewith shall, subject to the right of indemnity, be paid by the Indemnitor as they occur.

(d) Promptly after receipt of notice of the commencement of any legal proceeding against any Underwriter or any of the Underwriters' Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriter will notify the Indemnitor in writing of the commencement thereof, and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to the Underwriter or Underwriters' Personnel except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had the Underwriter or Underwriters' Personnel not so delayed in giving or failed to give the notice required hereunder.

(e) The Indemnitor shall have 30 days after receipt of the notice, at its own expense, to participate in and, to the extent it may wish to do so, assume the defense thereof, provided such defense is conducted by experienced and competent counsel. If such defense is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

(f) Notwithstanding the foregoing paragraph, any Underwriter and any of the Underwriters' Personnel shall have the right, at the Indemnitor's expense, to employ counsel of such Underwriter's or the Underwriters' Personnel's choice, in respect of the defense of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized in writing by the Indemnitor; or (ii) the Indemnitor has not assumed the defense and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Underwriter and/or any of the Underwriters' Personnel has advised the Underwriter and/or any of the Underwriters' Personnel that representation of both parties by the same counsel would be inappropriate because there may be legal defenses available to the Underwriters which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defense on the Underwriter's or the Underwriters' Personnel's behalf) or that there is a conflict of interest between the Indemnitor, the Underwriter and/or the Underwriters' Personnel or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defense on the Underwriter's and/or the Underwriters' Personnel's behalf), provided that in no circumstance shall the Indemnitor be responsible for more than one set of counsel in each applicable jurisdiction for all of the Underwriter or the Underwriters' Personnel.

(g) No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Underwriters affected not to be unreasonably withheld or delayed. No admission of liability shall be made and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.

(h) The Indemnitor hereby constitutes Stifel Canada as trustee for the other indemnified parties of the Indemnitor's covenants under this indemnity with respect to such persons and Stifel Canada agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(i) The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Personnel and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Underwriters and any of the Personnel.

(j) The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

(k) This indemnity (i) shall not be assignable by any party hereto without the prior written consent of each other party hereto; and (ii) shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal law of Canada applicable therein and the parties hereto hereby irrevocably attorn to the jurisdiction of the court of the Province of Ontario. No waiver, amendment or other modification of this indemnity shall be effective unless in writing and signed by each of the parties hereto.

7.4 Expenses

Whether or not the Closing occurs, the Company shall pay all reasonable expenses and fees of, or incidental to, the distribution of the Offered Shares, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Offered Shares, the fees and expenses of the Company's counsel, all costs incurred in connection with the preparation of documents relating to the Offering, and all reasonable out-of-pocket expenses incurred by the Underwriters which shall include, among others, the Underwriters' counsel legal costs up to the maximum amount as set out in the Engagement Letter, plus applicable taxes. All fees and expenses shall be payable by the Company out of the gross proceeds of the Offering payable at the Closing, or will otherwise be paid by the Company upon receiving invoices for such expenses from the Underwriters.

7.5 Acknowledgement

(a) The Company acknowledges that each Underwriter has advised the Company that it is a full service securities firms engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of their respective trading and brokerage activities, the Underwriter and its respective affiliates at any time may hold long and short positions, and may trade or otherwise effect transactions, for their own account or the accounts of its clients, in debt or equity securities of the Company or any other person that may be involved in or related to the use of proceeds of the Offering or related derivative securities.

(b) Each Underwriter acknowledges its responsibility to comply with Securities Laws, including prohibitions on trading securities with knowledge of a material fact or material change that has not been generally disclosed. Further, the Underwriters each have strict internal procedures, which require the placing of relevant securities on a "grey list" or "restricted list" and for restrictions on trading by the Underwriter and its respective investment banking personnel for its own account in accordance with such procedures.

(c) The Company further acknowledges that each Underwriter is acting solely as underwriter in connection with the purchase and sale of the Offered Shares. The Company further acknowledges that each Underwriter is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event does the Underwriter intend to act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriter may undertake or have undertaken in furtherance of such purchase and sale of the Company's securities, either before or after the date hereof. Each Underwriter hereby expressly disclaims any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company's securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that each Underwriter is acting as principal and not the agent or fiduciary of the Company and has not assumed, and will not assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Underwriter has advised or is currently advising the Company on other matters).

7.6 Public Announcement

Provided the Offering is successfully completed, the Underwriters shall be permitted to publish, at their own expense, after giving the Company a reasonable opportunity to comment on the form and content thereof, such advertisements or announcements relating to the performance of services provided in respect of the Offering in such newspapers or other publications as the Underwriters consider appropriate, and shall further be permitted to post such advertisements or announcements on its websites, as may be permitted by applicable law.

7.7 Notices.

(a) Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(i) If to the Company, to it at:

Mako Mining Corp.

838 West Hastings St., Suite 700

Vancouver, BC V6C 0A6

Attention: Akiba Leisman

Email: [Redacted - Personal Information]

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP

40 Temperance St., Suite 3200,

Toronto, ON M5H 0B4

Attention: Andrea FitzGerald

Email: [Redacted - Personal Information]

If to the Underwriters, to them at:

Stifel Nicolaus Canada Inc.

161 Bay Street, Suite 3800

Toronto, ON M5J 2SI

Attention: Stephen Delaney

Email: [Redacted - Personal Information]

with a copy to (which shall not constitute notice):

Miller Thomson LLP

40 King Street West, Suite 6600

Toronto, ON M5H 3S1

Attention: Andrew Powers / Jeffrey Gebert

Email: [Redacted - Personal Information] / [Redacted - Personal Information]

or to such other address as any of the parties may designate by notice given to the others.

(b) Each notice shall be personally delivered to the addressee or sent by email transmission to the addressee, and: (a) a notice which is personally delivered on a Business Day shall be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (b) a notice sent by email which is sent before 5:00 p.m. (local time of the recipient) on a Business Day shall be deemed to be given and received on that day and, in any other case, shall be deemed to be given and received on the first Business Day following the day on which it is sent.

7.8 Time of the Essence.

Time shall, in all respects, be of the essence hereof.

7.9 Canadian Dollars.

All references herein to dollar amounts are to lawful money of Canada.

7.10 Headings.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

7.11 Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

7.12 Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings between the parties, including, but not limited to, the Engagement Letter, with respect to the subject matter hereof whether verbal or written. This Agreement may be amended or modified in any respect by written instrument only.

7.13 Severability.

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

7.14 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.15 Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Investor Questionnaires, this Agreement shall not be assignable by any party without the written consent of the others.

7.16 Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

7.17 Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

7.18 Counterparts and Facsimile.

This Agreement may be executed in any number of counterparts and delivered by facsimile or portable document format (pdf), each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

Yours very truly,

STIFEL NICOLAUS CANADA INC.

By:	(signed) "Stephen Delaney"
Name: Stephen Delaney
Title: Managing Director, Investment Banking

CANTOR FITZGERALD CANADA CORPORATION

By:	(signed) "Elan Shevel"
Name: Elan Shevel
Title: Chief Compliance Officer

The foregoing is hereby accepted on the terms and conditions therein set forth as of the date first above written.

MAKO MINING CORP.

By:	By: (signed) "Akiba Leisman"
Name: Akiba Leisman
Title: Chief Executive Officer and Director

SCHEDULE A

UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement dated October 28, 2025 among Mako Mining Corp., Stifel Nicolaus Canada Inc. and Cantor Fitzgerald Canada Corporation (the "Underwriting Agreement"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Underwriting Agreement and the following terms shall have the following meanings:

1. "Dealer Covered Person" means an Underwriter, its U.S. Affiliate, any of the Underwriters' and the U.S. Affiliate's respective directors, executive officers, general partners, managing members or other officers participating in the Offering, and any Person associated with the Underwriters and their U.S. Affiliate who will receive directly or indirectly, remuneration for solicitation of Purchasers of Offered Shares pursuant to Rule 506(b) of Regulation D;

2. "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such securities;

3. "Disqualification Event" means any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

4. "Foreign Issuer" shall have the meaning ascribed thereto in Rule 902(e) of Regulation S;

5. "General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, broadcast over radio or television, or telecommunications, including electronic display or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

6. "Issuer Covered Person" means the Company, its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the Offering, any beneficial owner of 20% or more of the Company's outstanding voting securities, calculated on the basis of voting power and any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale;

7. "Rule 144A" means Rule 144A under the U.S. Securities Act;

8. "SEC" means the United States Securities and Exchange Commission; and

9. "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and the Offered Shares may be offered and sold in the United States only: (a) in transactions exempt from the registration requirements of the U.S. Securities Act and applicable exemptions from state securities laws; and in accordance with the broker-dealer requirements of the U.S. Exchange Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Company that:

1. It has not offered or sold, and will not offer or sell, any Offered Shares except (a) in an "offshore transaction", as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S; or (b) in the United States as provided below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its U.S. Affiliate, any Selling Group members or with the prior written consent of the Company. It shall require each U.S. Affiliate or Selling Group members to agree, for the benefit of the Company, to comply with, and shall use its commercial best efforts to ensure that each U.S. Affiliate or Selling Group members complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such each U.S. Affiliate or Selling Group members.

3. The Underwriter, its U.S. Affiliates, their respective affiliates and any Person acting on its or their behalf will carry out their respective duties under this Agreement in such a manner that (a) the exemptions from registration for the offer and sale of the Offered Shares in the United States provided by Rule 144A, Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions from the applicable securities laws of any state of the United States are available, and (b) the exemptions from registration for the offer and sale of the Offered Shares outside of the United States are available under Regulation S.

4. The Underwriter, its U.S. Affiliates, their respective affiliates and any Person acting on its or their behalf will not make any offers or sales of Offered Shares in the United States except through its U.S. Affiliate in compliance with all applicable United States federal and state broker-dealer requirements and in the manner contemplated in this Schedule "A".

5. The Underwriter, its U.S. Affiliates, their respective affiliates and any Person acting on its or their behalf will not make any offers or sales of Offered Shares in the United States (a) by any form of General Solicitation or General Advertising, or (b) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6. The Underwriter, its U.S. Affiliates, their respective affiliates and any Person acting on its or their behalf will not make or engage in any Directed Selling Efforts in the United States regarding the Offered Shares.

7. Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only such that (i) the Underwriter, acting through its U.S. Affiliate, will offer and resell the Offered Shares it has acquired pursuant to this Agreement only to Qualified Institutional Buyers in reliance upon Rule 144A and similar exemptions under applicable securities laws of any state of the United States, (ii) the Underwriter, through its U.S. Affiliate, will offer the Offered Shares for sale directly by the Company to U.S. Accredited Investors on a Substituted Purchaser basis in accordance with Rule 506(b) of Regulation D under the U.S. Securities Act and/or in reliance upon Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States.

8. Immediately prior to soliciting any offeree, the Underwriter, the U.S. Affiliate, their affiliates, and any Person acting on its or their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree, and any Person on behalf of whom such offeree is acquiring the Offered Shares, is either: (i) a Qualified Institutional Buyer if the Underwriter, acting through its U.S. Affiliate, is reselling the Offered Shares in reliance upon Rule 144A; or (ii) a U.S. Accredited Investor, if the Company is issuing the Offered Shares directly in accordance with Rule 506(b) of Regulation D under the U.S. Securities Act and/or in reliance upon Section 4(a)(2) of the U.S. Securities Act, and at the time of completion of each sale to any such offerees, the Underwriter, the U.S. Affiliate, their affiliates, and any Person acting on its or their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser purchasing Offered Shares and any Person on behalf of whom such purchaser is acquiring Offered Shares is either: (i) a Qualified Institutional Buyer; or (ii) a U.S. Accredited Investor.

9. The Underwriter acting through its U.S. Affiliate, may offer the Offered Shares in the United States only to offerees with respect to which the Underwriter has a pre-existing relationship such that the Underwriter and its U.S. Affiliate are in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Offered Shares and is otherwise qualified to participate in the offering of the Offered Shares to which this Agreement relates.

10. Prior to the completion of any sale of Offered Shares in the United States each such Purchaser will be required to execute an Investor Questionnaire including, as applicable, either: (i) a United States Qualified Institutional Buyer (QIB) Letter in the form of Exhibit "A" thereto, or (ii) a U.S. Accredited Investor Letter in the form of Exhibit "B" thereto.

11. At least two Business Days prior to the Closing Date, it will provide the Company with a list of all Purchasers that are Qualified Institutional Buyers and U.S. Accredited Investors.

12. It will inform, and cause its U.S. Affiliate to inform, all Purchasers of the Offered Shares that are in the United States that the Offered Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, that the Offered Shares are being sold to them in reliance on an exemption from registration under the U.S. Securities Act and available exemptions from applicable securities laws of any state of the United States and that the Offered Shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

13. On the Closing Date, the Underwriter who has offered or sold any Offered Shares in the United States together with its U.S. Affiliates will provide a certificate, substantially in the form of Appendix I to this Schedule "A", relating to the manner of the offer and sale of the Offered Shares in the United States or it will be deemed to have represented and warranted for the benefit of the Company that neither it nor its U.S. Affiliate offered or sold any of the Offered Shares in the United States.

14. The Underwriter, its U.S. Affiliate, their respective affiliates or any Person acting on their behalf (other than the Company, its affiliates and any Person acting on their behalf, as to which no representation is made) has not taken nor will it take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Offered Shares.

15. The Underwriter's U.S. Affiliate is a broker-dealer duly registered as such with the SEC under the U.S. Exchange Act, registered in any applicable states in which the U.S. Affiliate conducts any activities in connection with the offer or sale of Offered Shares pursuant to such states' broker- dealer laws and is a member in good standing with the Financial Industry Regulatory Authority, Inc., in each case, on the date hereof and at the date of any offer or sale of Offered Shares in the United States.

16. Each offeree has been or will be provided with a copy of the Investor Questionnaire and Offering Document, and no other written material has been or will be provided to the offerees, and no other representations concerning the Company or the offering of Offered Shares has been made to the offerees, by the Underwriter, its U.S. Affiliates, their affiliates and any Person acting on its or their behalf in connection with the offer and sale of the Offered Shares in the United States.

17. In addition to the foregoing, each Underwriter if it has offered or sold any Offered Shares in the United States, together with its U.S. Affiliate, represents and agrees that:

(a) with respect to the any Offered Shares to be sold in reliance on Rule 506(b) of Regulation D ("Regulation D Securities"), no Dealer Covered Person is subject to any Disqualification Event except for a Disqualification Event (i) covered by Rule 506(d)(2)(i) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date. Neither the Underwriter nor the U.S. Affiliate has paid or will pay, nor is the Underwriter aware of any other Person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons) for solicitation of purchasers of Offered Shares pursuant to Regulation D;

(b) the Underwriter, its U.S. Affiliate, their respective affiliates and any Person acting on its or their behalf are not aware of any person other than a Dealer Covered Person that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of any Offered Shares pursuant to Rule 506(b) of Regulation D. The Underwriter and its U.S. Affiliate will notify the Company, prior to the Closing Date of any agreement entered into between them and any such person in connection with such sale; and

(c) the Underwriter and its U.S. Affiliate will notify the Company, in writing, prior to the Closing Date, of (i) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Company in accordance with Section 17(a) above, and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1. The Company is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Shares.

2. During the period in which the Offered Shares are offered for sale, none of the Company, its affiliates, or any Person acting on its or their behalf (other than the Underwriters, their affiliates and any Person acting on their behalf, as to which no representations or warranties are made) has made or will make any Directed Selling Efforts in the United States regarding the Offered Shares.

3. None of the Company, any of its affiliates, or any Person acting on its or their behalf (other than the Underwriters, their affiliates and any Person acting on their behalf, as to which no representations or warranties are made) have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares in the United States or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

4. None of the Company or any of its affiliates or any Person acting on its or their behalf (other than the Underwriters, their affiliates and any Person acting on their behalf, as to which no representations or warranties are made) has offered or sold, or will offer or sell, (i) any of the Offered Shares in the United States or to or for the account or benefit of a person in the United States, except for offers and sales made through the Underwriters and their U.S. Affiliates, in reliance on the exemption from registration under the U.S. Securities Act provided by Rule 144A, Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States; or (ii) any of the Offered Shares outside the United States, except in an "offshore transaction" as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S.

5. The Company and its affiliates or any Person acting on its or their behalf (other than the Underwriters, their affiliates and any Person acting on their behalf, as to which no representations or warranties are made) have not, for a period of 30 days prior to the commencement of the Offering hereof sold, offered for sale or solicited any offer to buy any of its securities, and will not do so for a period of 30 days following the completion of the Offering, in the United States in a manner that would be "integrated" with the Offering and that would cause the exemption afforded by Rule 144A or Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States to become unavailable with respect to the offer and sale of the Offered Shares.

6. During the period in which the Offered Shares are offered for sale, none of the Company, its affiliates, or any Person acting on its or their behalf (other than the Underwriters, their affiliates and any Person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act.

7. None of the Company or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8. The offering of Offered Shares in the United States or for the account or benefit of a person in the United States by the Underwriters or their U.S. Affiliates is not prohibited pursuant to a court order issued pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

9. For so long as any Offered Shares which have been sold in the United States in reliance upon the exemptions provided by Regulation D are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company will furnish to any Qualified Institutional Buyer holder of the Offered Shares which have been sold in reliance upon Rule 144A and any prospective purchaser thereto designated by such holder in the United States, upon request of such holder or prospective purchaser, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares to effect resales under Rule 144A).

10. The Offered Shares are not, and as of the Closing will not be, and no securities of the same class as the Offered Shares are: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an "effective conversion premium" (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

11. The Company will complete and file with the SEC a notice on Form D within 15 days after the first sale of Offered Shares pursuant to Rule 506(b) of Regulation D, if any.

12. With respect to the Regulation D Securities, no Issuer Covered Person is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D. The Company has not paid and will not pay, nor is it aware of any Person that has paid or will pay, directly or indirectly, any remuneration to any Person other than the Underwriters for solicitation of Purchasers of Offered Shares being sold in the United States pursuant to Rule 506(b) of Regulation D.

13. The Company is not, and after giving effect to the offering of the Offered Shares and the application of the proceeds as contemplated herein and the Investor Questionnaire will not be, registered as an investment company nor will it be required to register as an investment company within the meaning of the Investment Company Act of 1940, as amended.

APPENDIX I TO SCHEDULE A

UNDERWRITER'S CERTIFICATE

In connection with the private placement in the United States of Offered Shares of Mako Mining Corp. (the "Company") pursuant to the Underwriting Agreement dated October 28, 2025 among the Company, Stifel Nicolaus Canada Inc. and Cantor Fitzgerald Canada Corporation. (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

(a) the undersigned U.S. Affiliate of the undersigned Underwriter, who offered Offered Shares in the United States is a duly registered broker or dealer with the SEC and under the securities laws of each state in which such offers and subsequent sales by the Company were made (unless exempted from the respective state's broker- dealer registration requirements) and is a member of and is in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the dates of such offers and sales;

(b) all offers and sales of Offered Shares in the United States have been effected in accordance with all applicable United States federal and state broker-dealer requirements;

(c) immediately prior to contacting any offeree in the United States, we had reasonable grounds to believe and did believe that each offeree was either a Qualified Institutional Buyer or U.S. Accredited Investor with whom we had a pre- existing relationship and, on the date hereof, we continue to believe that each such Person purchasing Offered Shares from us is either a Qualified Institutional Buyer or U.S. Accredited Investor;

(d) no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Shares in the United States;

(e) none of us has taken any action that would constitute a violation of Regulation M under the U.S. Exchange Act;

(f) each offeree was provided, prior to the time of such offeree's purchase of any Offered Shares, with a copy of the Investor Questionnaire, and none of us has provided or will provide to any offeree any written material other than the Investor Questionnaire and no other representations concerning the Company or the offering of Offered Shares has been made by us;

(g) prior to any sale of Offered Shares in the United States, we obtained properly completed and executed Investor Questionnaire for Offered Shares from each purchaser in the United States including either: (i) a United States Qualified Institutional Buyer (QIB) Letter in the form of Exhibit "A" thereto if the Purchaser identified itself as a Qualified Institutional Buyer; or (ii) a U.S. Accredited Investor Letter in the form of Exhibit "B" thereto if the Purchaser identified itself as a U.S. Accredited Investor;

(h) no form of Directed Selling Efforts were made by us in the United States regarding the Offered Shares; and

(i) the offering of the Offered Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule "A" thereto.

All capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Underwriting Agreement, including Schedule "A" attached thereto.

Dated this ___ day of ________________, 2025.

[NAME OF UNDERWRITER]

Per:
Authorized Signatory

[NAME OF U.S. AFFILIATE]

Per:
Authorized Signatory